

July 30, 2013

Via E-mail
Jeffrey C. Heath
Executive Vice-President and Group Treasurer
The Bank of Nova Scotia
44 King Street West
Scotia Plaza, 8th Floor
Toronto, Ontario
Canada M5H 1H1

> **Re:**   **The Bank of Nova Scotia**
> **Post-effective Amendment to Form F-3**
> **Filed July 30, 2013**
> **File No. 333-185049**

Dear Mr. Heath:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

1.   Please confirm that, with respect to your structured note offerings, you will comply with the comments contained in the following letters in your future prospectus supplements.

- The sample letter sent to financial institutions regarding their structured note offerings disclosure in their prospectus supplements and Exchange Act reports, which is available at: http://www.sec.gov/divisions/corpfin/guidance/structurednote0412.htm.

- The letter sent to certain financial institutions by the Office of Capital Markets Trends on February 21, 2013, which can be located by searching "Office of Capital Markets Trends" at the following link: http://searchwww.sec.gov/EDGARFSClient/jsp/EDGAR_MainAccess.jsp.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in

Jeffrey C. Heath
The Bank of Nova Scotia
July 30, 2013
Page 2

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director